SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: May 20, 2007

FOR IMMEDIATE RELEASE

Cimatron Reports Operating and Net Profit in Q1 2007 and
Announces the Increase of its Holdings in Microsystem to 51%

—     Consolidating Microsystem’s financial results starting Q3 2007 will significantly increase Cimatron’s revenues

Givat Shmuel, Israel, – May 21, 2007 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2007.

Cimatron’s business and financial results are well in line with the company’s plans. They reflect the organizational turnaround of the last two years and the positive response to its recently launched Cimatron E version 8, as well as typical market seasonality.

Financial Highlights:

Following a profitable 2006, the first quarter of 2007 continues the trend of operational and net profitability.

Revenues for the first quarter of 2007 were stable at $5.33 million, compared to $5.37 million in the first quarter of 2006. Software product revenues in the first quarter of 2007 increased 2.2% compared to the same quarter in 2006.

Gross Profit for the first quarter of 2007 was stable at $4.46 million, compared to $4.44 million in the same period in 2006. Gross margin in the first quarter was 83.7%, slightly higher than the 82.6% in Q1 2006.

Operating Profit in the first quarter of 2007 was $113 thousand, compared to an operating profit of $231 thousand in the first quarter of 2006.

Net Profit for the quarter was $181 thousand, or $0.023 per diluted share, compared to a net profit of $220 thousand, or $0.028 per diluted share recorded in the same quarter of 2006.

Cimatron’s board of directors approved yesterday evening the exercise of Cimatron’s previously disclosed first call option to acquire an additional 23.5% of the shares of Microsystem Srl, the company’s Italian distributor, and accordingly, to increase Cimatron’s holding in Microsystem from 27.5% to 51%. One year after the exercise of this option, which is expected to occur in June 2007, Cimatron will be entitled to exercise its second call option to acquire the remaining 49% of Microsystem’s share capital.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are pleased to present another profitable quarter, in line with our strategic plan. Cimatron’s financials for Q1 2007 reflect the initial positive acceptance to our innovative CimatronE version 8 for die makers, mold makers and discrete parts manufacturers, and our ongoing efforts to maintain tight expense control and more efficient organization. We are particularly pleased with market feedback to the new Die Design product launched in Q1 2007.

The increase in our holdings in Microsystem is designed to strengthen our leading position in Italy, one of our key markets in West Europe. We have worked closely with Microsystem’s management and staff since we acquired 27.5% of its shares in 2005, and we already see the benefits for both companies’ customers and employees. Sales of Cimatron software products in Italy in Q1 2007 were 29% higher than in Q1 2006. The acquisition of an additional 23.5% of Microsystem’s shares will bring us to a holding of 51% and consequently we will start consolidating Microsystem’s financial reports starting Q3 2007. Microsystem’s total revenues in 2006 were approximately $10.5 million.”

Mr. Rimon Ben-Shaoul, Chairman of the Board of Directors of Cimatron said, “Cimatron’s management is pleased with the progress being made in the implementation of our strategic plans, and with the increased penetration of our new products to the target markets. We believe that this trend will continue throughout the year.”

Conference Call Information:

Cimatron’s management will host a conference call with the investment community to discuss and review the results today, May 21sr , 2007:

The conference call will start at 9:00 EDT (16:00 Israel time)

To listen to the conference call, please dial:

From the US: 1-888-281-1167

From Israel: 03-9180688

International: +972-3-9180688

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

About Cimatron
With more than 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-3-611 4466, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2007	2006

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$7,489	$5,597
Other current assets	6,230	5,828

Total current assets	13,719	11,425

Deposits with insurance companies and severance pay fund	2,759	2,653

LONG-TERM INVESTMENTS:
Marketable investments	1,049	1,287
Investments in affiliated companies	733	748

Total long-term investments	1,782	2,035

Net property and equipment	989	1,010

Total other assets	774	784

Total assets	$20,023	$17,907

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$8,001	$6,083

Accrued severance pay	3,051	3,003

Minority interest	(25)	(24)

Total shareholders' equity	8,996	8,845

Total liabilities and shareholders' equity	$20,023	$17,907

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2007	2006

Total revenue	5,333	5,374

Total cost of revenue	871	934

Gross profit	4,462	4,440

Research and development expenses, net	1,096	1,073

Selling, general and administrative expenses	3,253	3,136

Operating income	113	231

Net income	$181	$220

Net income per share - basic and diluted	$0.023	$0.028

Weighted average number of
shares outstanding - basic and diluted EPS
(in thousands)	7,835	7,835